UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

          TPG Inc.

(Name of Issuer)

        Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

          872657101

(CUSIP Number)

Bradford Berenson

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

          (817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

          February 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872657101	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 264,003,487 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH:	10	SHARED DISPOSITIVE POWER 264,003,487 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,003,487 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there is a total of 356,420,023 shares of Class A Common Stock (as defined below) outstanding, which is the sum of (i) the 74,762,397 shares of Class A Common Stock outstanding as of February 20, 2024, as reported in the Annual Report on Form 10-K filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on February 23, 2024, (ii) the 17,704,987 shares of Class A Common Stock issued in connection with the Q1 2024 Exchange (as defined below), and (iii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).

CUSIP No. 872657101	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,571,865
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 264,020,436 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,571,865
WITH:	10	SHARED DISPOSITIVE POWER 264,020,436 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,592,301 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.5% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 356,420,023 shares of Class A Common Stock outstanding, which is the sum of (i) the 74,762,397 shares of Class A Common Stock outstanding as of February 20, 2024, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 23, 2024, (ii) the 17,704,987 shares of Class A Common Stock issued in connection with the Q1 2024 Exchange, and (iii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 3,983,864
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 264,020,436 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,983,864
WITH:	10	SHARED DISPOSITIVE POWER 264,020,436 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,004,300 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 356,420,023 shares of Class A Common Stock outstanding, which is the sum of (i) the 74,762,397 shares of Class A Common Stock outstanding as of February 20, 2024, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 23, 2024, (ii) the 17,704,987 shares of Class A Common Stock issued in connection with the Q1 2024 Exchange, and (iii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,392,098
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 264,003,487 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,392,098
WITH:	10	SHARED DISPOSITIVE POWER 264,003,487 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,395,585 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.5% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The calculation assumes that there is a total of 356,420,023 shares of Class A Common Stock outstanding, which is the sum of (i) the 74,762,397 shares of Class A Common Stock outstanding as of February 20, 2024, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 23, 2024, (ii) the 17,704,987 shares of Class A Common Stock issued in connection with the Q1 2024 Exchange, and (iii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 6 of 10

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 2, 2023, as amended and supplemented by Amendment No. 1 filed on December 4, 2023 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the shares of Class A Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“TPG GP A, which directly holds 16,949 shares of Class A Common Stock, is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company. TPG Group Holdings (SBS) Advisors, LLC is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which directly holds (i) 33,899 shares of Class A Common Stock and (ii) 210,947,654 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of the Issuer.”

This Amendment amends and restates the fifth paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Excluding the securities beneficially owned by TPG GP A, TPG Group Holdings (SBS), L.P., New TPG GP Advisors, Inc. and the API Entities, Mr. Bonderman beneficially owns directly or indirectly 1,571,865 shares of Class A Common Stock, Mr. Coulter beneficially owns directly or indirectly 3,983,864 shares of Class A Common Stock and Mr. Winkelried beneficially owns directly or indirectly 1,392,098 shares of Class A Common Stock.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by deleting the third to last paragraph and inserting the following before the final paragraph:

“Q1 2024 Exchange

Pursuant to the Exchange Agreement, on February 26, 2024, 17,704,987 Common Units held by TPG Group Holdings (SBS), L.P. were ultimately distributed to certain partners of TPG Partner Holdings, L.P. in connection with the exchange by such partners of those Common Units for an equal number of shares of Class A Common Stock and the cancellation of an equal number of shares of Class B Common Stock (the “Q1 2024 Exchange”). In connection with the Q1 2024 Exchange, entities controlled by Messrs. Bonderman, Coulter and Winkelried exchanged an aggregate of 1,500,000, 1,250,000 and 1,000,000 Common Units, respectively, for an equal number of shares of Class A Common Stock.

Q1 2024 Registered Offering

On February 26, 2024, TPG GP A, TPG Group Holdings (SBS), L.P., New TPG GP Advisors, Inc., entities controlled by Messrs. Bonderman, Coulter and Winkelried and other selling stockholders entered into an Underwriting Agreement (the “Q1 2024 Underwriting Agreement”) with J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC (the “Underwriters”), pursuant to which the selling stockholders agreed to sell an aggregate of 15,526,915 shares of Class A Common Stock (the “Q1 2024 Registered Offering”). In the Q1 2024 Registered Offering, TPG GP A agreed to sell 16,949 shares of Class A Common Stock, TPG Group Holdings (SBS), L.P. agreed to sell 33,899 shares of Class A Common Stock, New TPG GP Advisors, Inc. agreed to sell 16,949 shares of Class A Common Stock, entities controlled by Mr. Bonderman agreed to sell an aggregate of 1,533,898 shares of Class A Common Stock, entities controlled by Mr. Coulter agreed to sell an aggregate of 1,283,898 shares of Class A Common Stock and an entity controlled by Mr. Winkelried agreed to sell 1,000,000 shares of Class A Common Stock. The Q1 2024 Registered Offering is expected to close on February 29, 2024.

CUSIP No. 872657101	SCHEDULE 13D	Page 7 of 10

Q1 2024 Lock-Up Agreement

In connection with the Q1 2024 Registered Offering, TPG GP A, TPG Group Holdings (SBS), L.P., New TPG GP Advisors, Inc., entities controlled by Messrs. Bonderman, Coulter and Winkelried and the other partners of TPG Partner Holdings, L.P. agreed with the Underwriters, pursuant to a lock-up agreement (each, a “Q1 2024 Lock-Up Agreement”), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any other securities so owned convertible or exercisable or exchangeable for shares of Class A Common Stock (other than as contemplated by the Q1 2024 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of J.P. Morgan Securities LLC, for a period of 90 days after the date of the Q1 2024 Underwriting Agreement.

References to and the descriptions of the Transaction Agreement, TPG GP A LLCA, Investor Rights Agreement, Exchange Agreement, TPG Operating Group Operating Agreement, Tax Receivable Agreement, Q1 2024 Underwriting Agreement and Q1 2024 Lock-Up Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Transaction Agreement, TPG GP A LLCA, Investor Rights Agreement, Exchange Agreement, TPG Operating Group Operating Agreement, Tax Receivable Agreement, Q1 2024 Underwriting Agreement and Q1 2024 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on a total of 356,420,023 shares of Class A Common Stock outstanding, which is the sum of (i) the 74,762,397 shares of Class A Common Stock outstanding as of February 20, 2024, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 23, 2024, (ii) the 17,704,987 shares of Class A Common Stock issued in connection with the Q1 2024 Exchange, and (iii) the 263,952,639 shares of Class A Common Stock issuable upon exchange of 263,952,639 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 264,003,487 shares of Class A Common Stock, which constitutes approximately 74.1% of the outstanding shares of Class A Common Stock; Mr. Bonderman may be deemed to beneficially own 265,592,301 shares of Class A Common Stock, which constitutes approximately 74.5% of the outstanding shares of Class A Common Stock, and has pledged to a financial institution 24.99% of the “TPG Partner Units” he holds in his capacity as a TPG partner, which units are exchangeable under certain circumstances for Common Units and shares of Class B Common Stock held by TPG Group Holdings (SBS), L.P.; Mr. Coulter may be deemed to beneficially own 268,004,300 shares of Class A Common Stock, which constitutes approximately 75.2% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 265,395,585 shares of Class A Common Stock, which constitutes approximately 74.5% of the outstanding shares of Class A Common Stock.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“11.	Underwriting Agreement, dated February 26, 2024 by and among TPG Inc., the underwriters listed in Schedule 1 thereto and the stockholders named in Schedule 2 thereto.
12.	Form of Lock-Up Letter, by and among each of the selling stockholders listed in Schedule 2 to the Underwriting Agreement and the underwriters listed in Schedule 1 thereto (incorporated by reference to Exhibit A to Exhibit 11 to this Schedule 13D).”

CUSIP No. 872657101	SCHEDULE 13D	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2024

TPG GP A, LLC
By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer on behalf of David Bonderman
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer on behalf of James G. Coulter
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)
Jon Winkelried
By:	/s/ Gerald Neugebauer on behalf of Jon Winkelried
Name:	Gerald Neugebauer on behalf of Jon Winkelried (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).

CUSIP No. 872657101	SCHEDULE 13D	Page 9 of 10

Exhibit Index

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).
2.	Transaction Agreement, dated May 14, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 15, 2023).
3.	Amendment No. 1 to Transaction Agreement, dated October 3, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
4.	Amendment No. 2 to Transaction Agreement, dated October 31, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
5.	Second Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated as of November 1, 2023, among TPG Inc. and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 2, 2023).
6.	Amended and Restated Exchange Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
7.	Amended and Restated Investor Rights Agreement, dated as of November 1, 2023, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG Group Holdings (SBS), L.P., TPG New Holdings, LLC, TPG Partner Holdings, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).
8.	Seventh Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of November 1, 2023, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P.
9.	Amended and Restated Tax Receivable Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

CUSIP No. 872657101	SCHEDULE 13D	Page 10 of 10

10.	Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, filed on March 29, 2022).
11.	Underwriting Agreement, dated February 26, 2024 by and among TPG Inc., the underwriters listed in Schedule 1 thereto and the stockholders named in Schedule 2 thereto.
12.	Form of Lock-Up Letter, by and among each of the selling stockholders listed in Schedule 2 to the Underwriting Agreement and the underwriters listed in Schedule 1 thereto (incorporated by reference to Exhibit A to Exhibit 11 to this Schedule 13D).